EXHIBIT A
JOINT FILING AGREEMENT
Macquarie Bank Limited and Macquarie Infrastructure Management (USA) Inc. in compliance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.
Date: April 4, 2007

THE COMMON SEAL of Macquarie Bank Limited was hereunto affixed in accordance with its constitution:	/s/ Dennis Leong Secretary

Dennis Leong Name of authorized person
[SEAL]

/s/ Christine Elizabeth Williams Executive Director

Christine Elizabeth Williams Name of authorized person

By Macquarie Infrastructure Management (USA) Inc.:	/s/ Peter Stokes Peter Stokes
President and Chief Executive Officer

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